SILVERCREST METALS INC.

Voting Results for Annual General Meeting of Shareholders

of SilverCrest Metals Inc. (the "Company")

Held on May 30, 2019 (the "Meeting")

To: All Applicable Securities Commissions

The following matters were put to vote at the Meeting and, pursuant to National Instrument 51-102, the report on the voting results is as follows:

Shares represented at the Meeting	58,560,126
Total outstanding Shares as at Record Date	85,474,316
Total % of Shares Voted	68.51%

  Fix the Number of Directors

The number of directors was fixed at six.

  Election of Directors

The following six nominees were elected to serve as directors of the Company until the earlier of the Company's next Annual General Meeting or until their successors are duly elected or appointed:

Vote by show of hands
Directors	Tabulation of Votes in Favour submitted by proxy	Tabulation of Votes Withheld submitted by Proxy
N. Eric Fier	42,147,713 (99.85%)	62,071 (0.15%)
Ross O. Glanville	41,987,432 (99.47%)	222,352 (0.53%)
Ani Markova	42,161,455 (99.89%)	48,329 (0.11%)
Hannes P. Portmann	42,163,664 (99.89%)	46,120 (0.11%)
Graham C. Thody	41,905,956 (99.28%)	303,828 (0.72%)
John H. Wright	41,989,494 (99.48%)	220,290 (0.52%)

  Appointment of Auditor

Davidson & Company, Chartered Professional Accountants, was appointed auditor of the Company.

  Approval and Confirmation of "Rolling 10%" Stock Option Plan

The Company's Stock Option Plan was reconfirmed by the shareholders of the Company:

Votes by Ballot in Favour	Votes by Ballot Against
40,008,165 (93.97%)	2,565,375 (6.03%)